Westerman Ball Ederer Miller & Sharfstein, LLP
170 Old Country Road
Mineola, New York 11501

June 6, 2007

VIA EDGAR ELECTRONIC TRANSMISSION:

Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Corp.
Registration Statement on Form SB-2
File No. 333-141994
Filed April 10, 2007

Dear Ms. Long:

On behalf of Plastinum Corp. ("Plastinum"), and in response to the Staff’s Comment Letter dated May 9, 2007 in connection with the above referenced filing, we hereby submit the following responses, together with the filing of Amendment No. 1 to the Registration Statement on Form SB-2 (the “Amendment”), a marked copy of which is enclosed with this letter indicating the changes therein from the original filing. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Comment 1

We have reduced the number of shares of common stock being registered to 13,242,170 from the original number of 34,298,477. The number of shares now being registered represent less than one-third of the total number of shares held by non-affiliates of the Company, such number being 39,781,844. The total number of shares of common stock currently outstanding is 92,781,843.

Comment 2

The following is the information requested in tabular format with respect to the revised offering:

Number of shares outstanding currently held by persons other than the selling stockholders, affiliates of the company and affiliates of the selling stockholders	Number of shares outstanding currently held by the selling stockholders and affiliates of the selling stockholders (none of these are being registered at this time)	Number of shares registered for resale on behalf of the selling stockholders and affiliates of the selling stockholders (all of these are subject to issuance on the exercise of warrants)
39,781,844	15,328,470	13,242,170

Comment 3

The requested opinion has been filed as an exhibit to the Amendment.

Comment 4

The requested revision has been made to the Amendment.

Comment 5

The requested disclosure has been made in the Amendment in the section entitled “Selling Stockholders”.

Comment 6

Except for the information disclosed in the Amendment pursuant to Comment 5, there have been no prior transactions between Plastinum and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding any such transaction.

Comment 7

To the knowledge of Plastinum and its management, no selling stockholder has an existing short position in Plastinum common stock.

Comment 8

As revised in the Amendment, all selling stockholders are natural persons.

Comment 9

To the knowledge of Plastinum and its management, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

* * *

On behalf of Plastinum (the “Company”), we acknowledge that:

1) The Company is fully responsible for the adequacy and accuracy of the disclosures in its filing;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer

Alan C. Ederer, Esq.

cc: Jacques Mot

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 7010

May 9, 2007

Jacques Mot
Chief Executive Officer
Plastinum Corp.
c/o 245 Park Avenue
New York, New York 10167

Dear Mr. Mot:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Because of the nature and size of the transaction being registered compared to your outstanding shares, it appears that the transaction may not be a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please identify these selling stockholders as underwriters and include a fixed price at which these selling stockholders will sell the securities. If you disagree, please provide a supplemental legal analysis.

Jacques Mot
Plastinum Corp.
Page 2 of 4

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

   - the number of shares outstanding prior to the transaction in which the selling stockholders acquired their shares that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;
   - the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;
   - the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

3. Please file a legal opinion as required by Item 601(b)(5) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 24

4. Because the selling stockholder table indicates that Gommaire Verbruggen owns 5.1% of your outstanding common stock, please revise the beneficial ownership table to include Gommaire Verbruggen.

Selling Stockholders, page 27

5. Please disclose how your selling stockholders acquired their securities.

6. Please supplementally provide us with a description of all prior transactions between you and the selling stockholders, any affiliates of the selling stockholders or any person with whom any selling stockholder has a contractual relationship regarding the transaction.

7. Please tell us whether any of the selling stockholders have an existing short position in your common stock and, if so, the date on which each stockholder entered into that short position.

8. For any selling stockholders that are not natural persons and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner.

9. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Jacques Mot
Plastinum Corp.
Page 3 of 4

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Jacques Mot
Plastinum Corp.
Page 4 of 4

Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Alan C. Ederer, Esq.
Fax: (561) 622-9212